UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

FireEye, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36067	20-1548921
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1440 McCarthy Blvd., Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Alexa King
Executive Vice President, General Counsel and Secretary
(408) 321-6300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of FireEye, Inc. ("FireEye") for the reporting period January 1 to December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on FireEye's website at http://investors.fireeye.com/sec.cfm.

Item 1.02 Exhibit

FireEye has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FIREEYE, INC.

Date: May 31, 2017	By:	/s/ Alexa King
Alexa King Executive Vice President, General Counsel and Secretary